S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

March 4, 2009

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on March 4, 2009 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

MANTO CUBA-SAN ANTONIO AREA & PUNTILLA-CONCEPCION AREA - INCA PROJECT, CHILE

COMPILATION OF INCA PROJECT PHASE I EXPLORATION RESULTS COMPLETED

SAMEX has compiled Phase I exploration results for the Manto Cuba-San Antonio and Puntilla-Concepcion areas which adjoin each other and comprise a portion of the INCA Project in Chile.  A program of Phase domain IP surveys, detailed geologic mapping and twelve drill holes totaling 2,979 meters in the two areas have provided the following results:

•

Defining two geophysical anomalies – the Manto Cuba-San Antonio anomaly, 600 meters long; and the Puntilla-Concepcion anomaly, 1,000 meters long by 300 meters wide.

•

Identifying at least four new untested breccia pipes which have little-to-no surface expression.

Item 5:

Full Description of Material Change

MANTO CUBA-SAN ANTONIO AREA & PUNTILLA-CONCEPCION AREA - INCA PROJECT, CHILE

COMPILATION OF INCA PROJECT PHASE I EXPLORATION RESULTS COMPLETED

SAMEX has compiled Phase I exploration results for the Manto Cuba-San Antonio and Puntilla-Concepcion areas which adjoin each other and comprise a portion of the INCA Project in Chile.  A program of Phase domain IP surveys, detailed geologic mapping and twelve drill holes totaling 2,979 meters in the two areas have provided the following results:

•

Defining two geophysical anomalies – the Manto Cuba-San Antonio anomaly, 600 meters long; and the Puntilla-Concepcion anomaly, 1,000 meters long by 300 meters wide.

•

Identifying at least four new untested breccia pipes which have little-to-no surface expression.

Compilation Of Phase I Exploration Results Completed - SAMEX has now completed the compilation and reporting of Phase I exploration results for the INCA Project.  Evaluation of all Phase I results is ongoing in order to quantify and prioritize the targets for future consideration.  The Company is also continuing in its efforts to joint-venture the project with other parties.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 4th day of March, 2009.

“Larry D. McLean”

Director